VanEck ETF Trust
666 Third Avenue, 9th Floor
New York, New York 10017

June 5, 2025

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:	VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
2,887	2/4/2025	485APOS	0001137360-25-000126
2,893	4/17/2025	485BXT	0001137360-25-000157
2,897	5/15/2025	485BXT	0001137360-25-000281

The Amendments relate to the VanEck Communication Services TruSector ETF (f/k/a, VanEck Communications Services TruSector ETF), a series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined to make certain changes to the investment process of the series, which will be reflected in a future Post-Effective Amendment to the Trust’s Registration Statement.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2018. Thank you.

Best regards,

/s/ Laura I. Martinez
Laura I. Martinez
Vice President and Assistant Secretary